[AmTrust Financial Services, Inc. Letterhead]

December 8, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	AmTrust Financial Services, Inc.
Registration Statement on Form S-4
File No. 333-204341

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, AmTrust Financial Services, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4, as amended by Amendment No. 1 thereto (File No. 333-204341) to 2:00 p.m., Eastern Time, on Wednesday, December 9, 2015, or as soon thereafter as practicable.

In connection with this request, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

Securities and Exchange Commission

December 8, 2015

Please contact me at (646) 458-7913 or Geoffrey Etherington of Locke Lord LLP at (212) 912-2740 if you have any questions about this request.

Sincerely,

/s/ Stephen B. Ungar
Stephen B. Ungar
General Counsel and Secretary

cc:	Daniel Greenspan, Securities and Exchange Commission
Alla Berenshteyn, Securities and Exchange Commission
Geoffrey Etherington, Locke Lord LLP